Filed Pursuant to Rule 433

Registration No. 333-145104

International Business Machines Corporation

Pricing Term Sheet

November 3, 2009

2.100% Notes due 2013

Floating Rate Notes due 2011

Issuer:	International Business Machines Corporation
Ratings:	A1/A+/A+ (Moody’s/S&P/Fitch)
Format:	SEC Registered
Ranking:	Senior
Trade Date:	November 3, 2009
Settlement Date:	(T+3); November 6, 2009
Net Proceeds:	$ 1,996,237,500
Bookrunners:	Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. Incorporated
Co-Managers:	RBC Capital Markets Corporation, RBS Securities Inc., Wells Fargo Securities, LLC, The Williams Capital Group, L.P.
Title:	2013 Notes	Floating Rate Notes
Size:	US$1,250,000,000	US$750,000,000
Maturity:	May 6, 2013	November 4, 2011
Interest Payment Dates:	May 6 and November 6	Quarterly on February 4, May 4, August 4, November 4
First Payment Date:	May 6, 2010	February 4, 2010
Day Count Convention:	30/360	Act/360, Modified Following
Coupon:	2.100%	Spread to LIBOR: Designated LIBOR page: Index Maturity: Interest Reset Period: Interest Reset Dates: Initial Interest Rate:	4bps Reuters Screen LIBOR01 Page 3 Months Quarterly February 4, May 4, August 4 and November 4 Three month LIBOR plus 4 bps, determined on the second London banking day prior to November 6, 2009
Price to Public:	99.919%	100.000%
Underwriting Discount:	0.160%	0.100%
Price to Issuer:	99.759%	99.900%
Spread to Benchmark Treasury:	T+70 bps	Not Applicable
Yield to Maturity:	2.124%	Not Applicable
Make-Whole Call:	T+10 bps	Not Applicable
CUSIP:	459200 GR6	459200 GQ8
ISIN:	US459200GR66	US459200GQ83

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, HSBC Securities (USA) Inc. at 1-866-811-8049, or Morgan Stanley & Co. Incorporated at 1-866-718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on November 3, 2009 relating to their Prospectus dated August 3, 2007.